UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

Commission File No. 024-11950

Skybound Holdings LLC

(Exact name of issuer as specified in its charter)

Delaware	81-4711413
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

9570 West Pico Boulevard

Los Angeles, California 90035

(Full mailing address of principal executive offices)

(310) 746-1400

(Issuer’s telephone number, including area code)

Common Interests

(Title of each class of securities issued pursuant to Regulation A)

2

Unless otherwise indicated or the context requires otherwise, the words “we,” “us,” “our,” the “Company” or “our Company” herein refer to Skybound Holdings LLC and its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 1-SA (this “Report”) may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions, and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this Report. You should read this Report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this Report identify important factors which you should consider in evaluating our forward-looking statements.

Any forward-looking statement speaks only as of the date of this Report, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

ITEM 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section regarding “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes a number of forward-looking statements that reflect the Company management’s current views with respect to future events and financial performance. You can identify these statements by forward-looking words such as “may” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. Those statements include statements regarding the intent, belief or current expectations of the Company and members of its management team as well as the assumptions on which such statements are based. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risk and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements.

Readers are urged to carefully review and consider the various disclosures made by the Company in this report and in its other reports filed with the Commission. Important factors currently known to the Company could cause actual results to differ materially from those in forward-looking statements. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or any changes in the future operating results over time. The Company believes that its assumptions are based upon reasonable data derived from and known about its business and operations. No assurances are made that actual results of operations or the results of the Company’s future activities will not differ materially from its assumptions. Factors that could cause differences include, but are not limited to, expected market demand for the Company’s services, fluctuations in pricing for materials, and competition.

3

Business Overview

The Company, together with its subsidiaries, is a multiplatform entertainment company that engages with creators and their intellectual properties to create engaging content and deliver one-of-a-kind experiences to fans. The Company extends creators’ stories across platforms including comics, television, film, video games, tabletop games, books, digital content, audio programming, music publishing and beyond. The Company is home to critically acclaimed global franchises, including The Walking Dead, Invincible, Superfight, and Impact Winter. The Company maintains key partnerships across the entertainment industry, including with Universal Pictures and Image Comics, and holds first-look development deals with Audible, Amazon, and Universal. The Company’s capabilities include publishing, production, and global distribution for video games across all genres, including the multi-million unit selling Telltale Games’ The Walking Dead video game series. The Company, through Skybound Game Studios, Inc., a subsidiary of Bumbio LLC, holds majority ownership of mobile games publisher and developer 5th Planet Games A/S (OAX: FIVEPG). In September 2023, the Company, through Bumbio LLC, and 5th Planet Games A/S closed their acquisition of majority ownership of Sagafilm ehf., a leading independent production company in Iceland for TV and feature films.

Sources of Revenue

The Company’s revenue stems from the exploitation of intellectual property owned or licensed by the Company. Revenue is derived from (1) sales of entertainment products such as video games, comic books, merchandise, tabletop games and more, which includes direct-to-consumer sales and sales through third party distributors, (2) licensing and royalties from the exploitation of the Company’s intellectual property by third parties across diverse media platforms, and (3) the Company’s provision of professional services to third parties related to the exploitation of intellectual property in the entertainment industry, including marketing services, digital content production services and other producing and executive producing services.

Operating Results

(in thousands except per unit data)

For the six months ended June 30,	2024	2023
Revenue	$35,069	$47,239
Cost of revenue	24,740	27,415
Operating expenses
Sales and marketing	2,770	3,595
General and administrative	15,442	10,388
Research and development	1,862	2,456
Other income and expense, net	(950)	(6,402)
Provision for income taxes	319	1,921
Net income (loss)	$(9,114)	$7,866
Net income (loss) attributable to noncontrolling interests	362	(76)
Net income (loss) attributable to members	$(9,476)	$7,942
Earnings (losses) per Common Unit, basic(1)	(2.14)	1.82
Earnings (losses) per Common Unit, diluted(1)	(2.14)	1.53

(1) Effective on April 4, 2024, the Company implemented a 5-for-1 forward split of its issued and outstanding limited liability company equity interests (the “Split”). References to the Company’s issued and outstanding limited liability company equity interests contained in this Report, including the financial statements, have been adjusted to reflect the Split, unless otherwise indicated.

4

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

RECONCILIATION OF EARNINGS BEFORE INCOME TAXES, DEPRECIATION AND AMORTIZATION (EBITDA) TO NET INCOME (LOSS) ATTRIBUTABLE TO MEMBERS

(in thousands)

For the six months ended June 30,	2024	2023
Net income (loss) attributable to members	$(9,478)	$7,942

EXPENSES TO ADD BACK
Depreciation, depletion, accretion, and amortization	2,420	366
Income tax provision	321	1,921
Interest income, net	(309)	(244)
Equity-based compensation expense	1,192	1,197
Recruiting & severance expense	576	471
Inventory, returns, and non-recurring adjustments	451	-
Adjusted EBITDA(1)	$(4,827)	$11,653

(1)Adjusted EBITDA is a non-GAAP measure, which we define as net income (loss), excluding interest income; interest expense; other income (expense), net; income tax benefit (expense); depreciation and amortization; stock-based compensation expense; payroll and other tax expense related to stock-based compensation; and certain other items impacting net income (loss) from time to time.

Adjusted EBITDA does not represent and should not be considered an alternative to, or more meaningful than, net income (loss), income from operations, cash flows from operating activities, or any other measure of financial performance presented in accordance with U.S. GAAP as measures of financial performance. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income (loss), the most directly comparable U.S. GAAP financial measure. The computation of Adjusted EBITDA may differ from computations of similarly titled measures of other companies.

Revenue

The Company’s revenue was $35,069 thousand and $47,239 thousand for the six months ended June 30, 2024, and 2023, respectively. The decrease in revenue of $12,170 thousand is primarily attributable to 2023 having a front-loaded slate of releases in the first half of the year, whereas 2024 is expected to have a back-loaded release schedule in the second half of the year, particularly on video game licensing deals and physical distribution releases.

Cost of Revenue

The Company’s cost of revenue was $24,740 thousand and $27,415 thousand for the six months ended June 30, 2024, and 2023, respectively. The decrease in cost of revenue of $2,675 thousand was primarily due to lower manufacturing costs incurred from physical product sales and revenue-driven royalty expenses.

Operating Expenses

The Company’s operating expenses were $20,074 thousand and $16,439 thousand for the six months ended June 30, 2024, and 2023, respectively. The increase in operating expenses of $3,635 thousand was due to changes in the following operating expense categories: sales and marketing, general and administrative, and research and development expenses.

5

Sales and Marketing

The Company’s sales and marketing expenses were $2,770 thousand and $3,595 thousand for the six months ended June 30, 2024, and 2023, respectively. Sales and marketing expenses are influenced by product releases and milestone events related to our intellectual property. The decrease in sales and marketing expense of $825 thousand was primarily due to a reduction in promotional campaigns connected to the timing of releases for our product schedule as well as lower commission expenses from physical distribution sales.

General and Administrative

The Company’s general and administrative expenses were $15,442 thousand and $10,388 thousand for the six months ended June 30, 2024, and 2023, respectively. The increase in general and administrative expenses of $5,054 thousand was primarily due to the hiring of leadership and additional staff across our organization to expand our business capabilities in customer engagement, marketing, and television production.

Research and Development

Research and development expenditures decreased by $416 thousand, primarily due to the timing of the development of projects that have not yet qualified for capitalization.

Other Income and Expenses

During the six months ended June 30, 2024, interest income was $342 thousand, with an interest expense of $33 thousand. During the six months ended June 30, 2023, interest income was $301 thousand, with an interest expense of $58 thousand.

The Company recorded a gain on foreign currency exchange of $14 thousand and $109 thousand for the six months ended June 30, 2024, and 2023, respectively.

The Company generated $655 thousand and $6,268 thousand of other income, excluding interest and foreign currency exchange differences, for the six months ended June 30, 2024, and 2023, respectively. Of the other income in 2023, the Company exercised warrants and sold the underlying shares of a third-party private company and recorded a gain of $6,012 thousand.

Net Income (Loss)

The Company’s net income (loss) was $(9,114) thousand and a gain of $7,866 thousand for the six months ended June 30, 2024, and 2023, respectively. This difference was driven by a decrease in revenue from a back-loaded release schedule in the second half of the year in 2024 as opposed to a front-loaded first half of the year in 2023, particularly on video game licensing and physical distribution releases. There was also an increase in general and administrative expenditures and a decrease in other income, leading to a loss for the six-month period ending June 30, 2024.

Total Assets

As of June 30, 2024, the Company possessed assets totaling $131,300 thousand, primarily consisting of cash and cash equivalents, receivables, inventories, software development costs, goodwill, and equity-method and other investments. As of December 31, 2023, the Company possessed assets totaling $160,592 thousand, primarily consisting of cash and cash equivalents, receivables, inventories, software development costs, goodwill, equity-method and other investments. The decrease in assets was primarily due to a decrease in cash and cash equivalents from operations.

6

Total Liabilities

As of June 30, 2024, liabilities totaled $38,451 thousand, primarily consisting of distributed product payable to Krafton Inc. (a South Korean development/publishing partner on a video game, as discussed in Note 19 of the Notes to Unaudited Consolidated Financial Statements), accrued expenses, and short-term deferred revenue. As of December 31, 2023, liabilities totaled $58,676 thousand, primarily consisting of distributed product payable to Krafton Inc., accrued expenses, and short-term deferred revenue. The decrease in liabilities was primarily due to a decrease in distributed product payable to Krafton Inc.

Cash Flows from Operating Activities

Net cash provided by (used in) operating activities was $(23,323) thousand and $9,628 thousand for the six months ended June 30, 2024, and 2023, respectively. The change was primarily due to a disbursement of distributed product payables from the agreement with Krafton Inc.

Cash Flows from Investing Activities

Net cash used in investing activities was $(189) thousand and $(4,535) thousand for the six months ended June 30, 2024, and 2023, respectively. The change was primarily the result of the purchase of additional shares of Mega Cat Studios in 2023, increasing the Company’s ownership from 14.3% to 30.4%.

Cash Flows from Financing Activities

Net cash provided by financing activities was $795 thousand and $16,884 thousand for the six months ended June 30, 2024, and 2023, respectively. The change was due to differences in financing activities between the two periods. The net proceeds raised from the 2023 Reg A. Offering (as defined below) was higher than the net proceeds from the 2024 Reg. CF Offering (as defined below) respectively.

Equity and Debt Financing

The Company raised approximately $17,843 thousand from an offering of limited liability company common equity interests offered pursuant to the securities registration exemption afforded by Regulation A, which closed on June 10, 2023 (the “2023 Reg. A Offering”). The Company raised approximately £168 thousand from an offering of limited liability company common equity interests offered through a crowdfunding campaign conducted by Seedrs Limited, which closed on February 23, 2024 (the “2024 Seedrs Offering”). The Company raised approximately $687 thousand from an offering of Crowd SAFEs pursuant to the securities registration exemption afforded by Regulation Crowdfunding, and such offering closed on April 29, 2024 (the “2024 Reg. CF Offering”).

As of June 30, 2024, the Company has raised a total of $62,451 thousand through selling equity membership interests, including common units, preferred units and convertible instruments, including SAFEs. The Company has used the capital raised from its financing activities for several investments and acquisitions.

Liquidity and Capital Resources

The Company has a current ratio of 1.84 as of June 30, 2024, and operating expenses of $20,074 thousand for the six months ended June 30, 2024. The Company expects to be able to meet anticipated cash operating expenses and capital expenditures for at least 12 months. The primary sources of the Company’s liquidity are proceeds from the 2023 Reg. A Offering and the 2024 Reg. CF Offering. The Company also has access to a line of credit of up to $20,000 thousand. The Company also has potential access to additional sources of capital through additional rounds of private capital funding.

In the past two years, the bulk of the Company’s capital expenditures have been allocated to developing smaller original video games, totaling about $5,000 thousand a year. However, with two successful pieces of creative work (e.g. Invincible and Impact Winter), timing is of the essence, and the Company plans to leverage this success and capitalize on the current popularity of its creative works to develop more immersive, premium games and grow its sales, marketing, and social media teams to increase sales.

7

Off-Balance Sheet Arrangements

The Company is a guarantor of the following two debt agreements:

1.	Loan Agreement, dated April 30, 2021 (as amended from time to time), between Blueberry & Chicken, LLC, a related party owned by two members of the Company and City National Bank. The loan is secured by, among other things, a building owned by Blueberry & Chicken, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated April 30, 2021, between the Company and City National Bank.
2.	Loan Agreement, dated July 20, 2021 (as amended from time to time), between Spicy Sauce, LLC, a related party owned by three members of the Company and City National Bank. The loan is secured by, among other things, a building owned by Spicy Sauce, LLC and leased to the Company. The Company is a guarantor under this loan pursuant to a Continuing Guaranty, dated July 20, 2021, between the Company and City National Bank.

Revenue Trends

The Company’s video game revenue is categorized into four types: 1) physical product, 2) digital product, 3) licensing/royalty, and 4) distribution/publishing. In addition, if an opportunity presents itself, the Company also provides video game marketing services. Both physical and digital product revenue are recognized upon sale. Licensing and royalty revenue are recognized in line with performance obligations along with any service revenue. Video games represented about 57% of revenue in 2023 and 48% in the first six months of 2024, and we expect video games to represent 62% of revenue for the full year due to new physical distribution launch efforts in the second half of 2024.

Costs and Expenses Trends

Operating expenses have increased for the six months ended June 30, 2024, and the Company expects operating expenses to increase for the fiscal year ended December 31, 2024, primarily due to an increase in general and administrative costs associated with the addition of personnel to support the Company’s growth. Cost of revenue for manufacturing is also expected to increase with an expanded physical distribution slate in the second half of the year.

Trend Information

Over the next 12 months, the Company anticipates that it will continue its current strategy of bringing creators’ visions for their intellectual property to life across media platforms including comics, television, film, video games, tabletop games, books, digital content, audio programming and music publishing, including:

●	continuing to expand the Company’s publishing and distribution of both independent video game titles and video games based on Company-owned IP such as Invincible and Impact Winter;
●	pursuing new strategic partnership opportunities, including the development of anime projects;
●	expanding productions of original television content;
●	building robust capabilities internally to address the growing needs of the business in the area of marketing and community management;
●	strengthening internal legal, finance and HR resources;
●	driving additional capital raises through other platforms; and
●	entering into and closing on additional strategic M&A deals to expand capabilities in product development and fan engagement.

ITEM 2. Other Information

There have been no material changes which would require disclosure pursuant to the requirements of Regulation A.

8

ITEM 3. Financial Statements

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

(in thousands)

	June 30, 2024	December 31, 2023
ASSETS

Current assets:
Cash and cash equivalents	$20,252	$44,275
Accounts receivable, net	10,861	19,877
Distributed product receivable	-	212
Due from related parties	178	53
Inventories, net	3,638	3,426
Software development costs, net	4,123	3,040
IP development costs, net	1,898	1,160
Contract costs to related parties	884	590
Prepaid expenses and other current assets	2,852	1,108
Total current assets	44,686	73,741

Property and equipment, net	1,092	974
TV / Film development costs, net	3,464	3,690
Software development costs, net	3,274	2,476
Non-current due from related parties	8,622	8,454
Equity-method investment	6,812	7,046
Investments, at cost	2,853	2,966
Operating lease right-of-use assets	6,047	6,734
Goodwill	38,741	38,741
Intangible assets, net	6,301	6,796
Deferred tax asset	5,953	5,946
Other non-current assets	3,455	3,028
Total assets	$131,300	$160,592

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$2,835	$2,164
Distributed product payable	282	19,850
Accrued expenses	6,194	8,833
Lease liability, short-term	1,734	1,948
Accrued royalties payable to related parties	1,420	2,455
Deferred revenue, short-term	8,739	8,213
Income tax liabilities	71	507
Other current liabilities	3,039	235
Total current liabilities	24,314	44,205

Deferred revenue, long-term	4,874	5,587
Lease liability, long-term	4,447	4,925
Deferred tax liability	-	2
SAFE Investment	3,633	3,000
Other non-current liabilities	1,183	957
Total liabilities	38,451	58,676

Commitments and contingencies (Note 18)

Equity:
Preferred units	43,811	43,811
Common units	22,281	21,895
Treasury units	(500)	(500)
Additional paid-in capital	6,102	5,111
Accumulated other comprehensive income (loss)	(550)	757
Retained earnings	175	9,674
Members’ equity	71,319	80,748
Noncontrolling interest	21,530	21,168
Total equity	92,849	101,916
Total liabilities and equity	$131,300	$160,592

See accompanying Notes to Unaudited Consolidated Financial Statements.

9

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Income

(in thousands, except units and per unit data)

For the six months ended June 30,	2024	2023
Revenue	$35,069	$47,239
Cost of revenue	24,740	27,415
Gross profit	10,329	19,824
Operating expenses:
Sales and marketing	2,770	3,595
General and administrative	15,442	10,388
Research and development	1,862	2,456
Total operating expenses	20,074	16,439

Income (loss) from operations	(9,745)	3,385

Other income (expense)
Interest income	342	301
Interest expense	(33)	(58)
Foreign exchange loss	(14)	(109)
Other non-operating income (expense), net	655	6,268
Total other income (expense), net	950	6,402

Income (loss) before income taxes	(8,795)	9,787

Income tax provision	(319)	(1,921)

Net income (loss)	$(9,114)	$7,866

Net income (loss) attributable to noncontrolling interests	362	(76)
Net income (loss) attributable to members	(9,476)	7,942

Other comprehensive loss:
Foreign currency translation loss	(1,307)	-

Total comprehensive income (loss)	$(10,421)	$7,866
Comprehensive loss attributable to NCI	(27)	-
Comprehensive income (loss) attributable to members	(10,394)	7,866

Basic earnings (losses) per share	$(2.14)	$1.82
Diluted earnings (losses) per share	$(2.14)	$1.53

Weighted average shares outstanding - basic	4,434,336	4,352,459
Weighted average shares outstanding - diluted	4,434,336	5,182,438

See accompanying Notes to Unaudited Consolidated Financial Statements.

10

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(in thousands)

For the six months ended June 30,	2024	2023
Operating activities:
Net income (loss)	$(9,114)	$7,866
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,711	(136)
Equity Compensation	1,192	1,090
Amortization of prepaid	-	251
Deferred Income Taxes	(8)	-
Changes in operating activities:
Accounts receivable, net	8,722	(1,306)
Distributed product receivable	212	28,341
Inventories, net	(212)	(565)
Prepaid expenses and other current assets	(1,936)	(3,973)
Capitalized software and IP development costs	(3,301)	(6,124)
Capitalized TV /film development costs	(279)	(1,906)
Contract costs to related parties	(294)	-
Accounts payable	671	1,408
Payments on leases	(850)	-
Distributed product payable	(19,568)	(10,604)
Accrued expenses and other liabilities	(2,640)	(3,989)
Income tax liabilities	(436)	(229)
Accrued royalties to related parties	(1,035)	-
Deferred revenue	(183)	(572)
Other liabilities	3,025	76
Net cash provided by (used in) operating activities	$(23,323)	$9,628

Investing activities:
Purchase of property and equipment	(303)	(484)
Purchase of intangible assets	-	(336)
Purchase of long term investments	-	(3,715)
Other	114	-
Net cash used in investing activities	$(189)	$(4,535)

Financing activities:
Proceeds from Regulation A	-	16,948
Proceeds from Seedrs Offering	217	-
Cash paid for offering costs	(20)	(1,192)
Redemption of common units	(23)	(1,880)
Proceeds from SAFE investment	633	3,000
Taxes paid for cashless exercise	(12)	-
Capital	-	8
Net cash provided by financing activities	$795	$16,884

Effect of exchange rate changes on cash and cash equivalents	(1,306)	(107)

Net increase (decrease) in cash and cash equivalents	(24,023)	21,870

Cash and cash equivalents: beginning of period	44,275	22,405
Cash and cash equivalents: end of period	$20,252	$44,275

See accompanying Notes to Unaudited Consolidated Financial Statements.

11

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Members’ Equity

(in thousands)

	Preferred Interest	Common Interest	Treasury units	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Members equity	Non- controlling Interests	Total equity
Balance at January 01, 2023	$43,807	$1,012	$-	$2,783	$19,198	$545	$67,345	$641	$67,986
Vesting of warrants	4	-	-	-	-	-	4	-	4
Acquisition of non-controlling interest	-	-	-	1,112	-	-	1,112	-	1,112
Exercise of stock options	-	-	-	(586)	-	-	(586)	-	(586)
Equity-based compensation	-	-	-	(320)	-	-	(320)	-	(320)
Net income	-	-	-	-	7,942	-	7,942	(76)	7,866
Balance at June 30, 2023	$43,811	$1,012	$-	$2,989	$27,140	$545	$75,497	$565	$76,062

Balance at January 01, 2024	$43,811	$21,895	$(500)	$5,111	$9,674	$757	$81,248	$21,168	$102,416
Issuance	-	197	-	-	-	-	197	-	197
Redemption	-	-	-	-	(23)	-	(23)	-	(23)
Exercise of stock options	-	189	-	(201)	-	-	(12)	-	(12)
Equity-based compensation	-	-	-	1,192	-	-	1,192	-	1,192
Foreign currency translation	-	-	-	-	-	(1,307)	(1,307)	-	(1,307)
Net income	-	-	-	-	(9,476)	-	(9,476)	362	(9,114)
Balance at June 30, 2024	$43,811	$22,281	$(500)	$6,102	$175	$(550)	$71,319	$21,530	$92,849

See accompanying Notes to Unaudited Consolidated Financial Statements.

12

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

For the six months ended June 30, 2024, and 2023

1. Organization and nature of business

Skybound Holdings LLC, a Delaware limited liability company formed on December 14, 2016, and its subsidiaries (collectively, the “Company”), is a multi-platform entertainment company distributing intellectual property (IP) across comics, games, books, television shows, and movies serving customers worldwide.

2. Summary of significant accounting policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Skybound Holdings LLC, and its wholly owned subsidiaries: Bumbio LLC, Dark Stories, LLC, Viltrumite Pants, LLC, This is JoJo, LLC, Anime Productions, LLC, Blah Blah Boys, LLC, Tea Hot LLC, Shoe Leather Digital, Inc., Skybound Game Studios, Inc., Skybound Games Europe B.V., Skybound Games UK Limited, Skybound Interactive, LLC, Skybound Japan K.K., Skybound Stories, Inc., and Skybound, LLC and are prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

The Company, directly or through its subsidiaries, has majority owned subsidiaries including the accounts of Skybound Galactic, LLC, Spacebound, LLC, Superform, LLC, IBO, LLC, Skybound Music Publishing LLC, Skybound Music Recordings LLC, 5th Planet Games A/S, 5th Planet Games Development ApS, 5th Planet Games GmbH, Sagafilm ehf., and its 13 wholly owned subsidiaries listed in Item 1. (“Sagafilm”). The ownership interests not held by the Company are reflected as noncontrolling interest in these consolidated financial statements.

Collectively, all the companies above are referred to as the “Company” throughout these unaudited consolidated financial statements and accompanying notes. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company leases office space from Blueberry & Chicken, LLC (“B&C”), a related party owned by two members of the Company and from Spicy Sauce, LLC (“Spicy”), a related party owned by three members of the Company. The Company consolidates all entities in which the Company holds a controlling financial interest. For voting interest entities, the Company is considered to hold a controlling financial interest when the Company is able to exercise control over investees’ operating and financial decisions. For Variable Interest Entities (“VIE”), the Company is considered to hold a controlling financial interest when it is determined to be the primary beneficiary of the entity. A primary beneficiary is a party that has both: (1) the power to direct the activities of a VIE that most significantly impact that entity’s economic performance, and (2) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE. The Company has a variable interest in B&C and Spicy through a loan guarantee (see Note 19). The Company does not have the power to direct activities that most significantly impact the economic performance of B&C and Spicy, nor does the Company have the obligation to absorb losses or rights to receive benefits.

Noncontrolling Interests: The Company accounts for the noncontrolling interests in consolidated subsidiaries under the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation, which requires that noncontrolling interests be reported as a separate component of equity and that net income or loss attributable to the noncontrolling interests and net income or loss attributable to the members of the Company be presented separately on the consolidated statements of comprehensive income.

Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and disclosures as of the date of the consolidated financial statements and for the years then ended. Significant estimates affecting the consolidated financial statements, capitalization and recovery of development costs, such as the allowance for doubtful accounts, reserve for excess and obsolete inventories, certain accrued expenses, valuation of equity related grants, derivative assets, estimates related to revenue recognition when recognition is based on the inputs/time spent on the project and deferred tax assets have been prepared based on the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements.

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Revenue Recognition: The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. ASC 606 outlines a comprehensive five-step principles-based framework for recognizing revenue under US GAAP. Revenue recognition is evaluated through the following five steps:

1.	Identify the Contract(s) with a customer
2.	Identify the Performance Obligations in the Contract
3.	Determine the Transaction Price
4.	Allocate the Transaction Price to the Performance Obligations in the Contract
5.	Recognize Revenue

The Company recognizes revenue at the amount to which it expects to be entitled when control of the products or services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of products or services are transferred to its customers.

The Company generates revenue from the following sources:

●	Product Sales: The sale of physical and digital products are earned by the Company based on a predetermined sales price, The product is delivered to customers in exchange for the stated rate, and as such these revenues are recognized by the Company when control of the promised goods or services are transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, which is generally on delivery to the customer. After that point in time, the Company does not have remaining performance obligations related to the product sales.
●	Licensing and Royalties from the sales of licensed intellectual property (IP): Licensing revenues are based on the functionality of the IP. When the IP is fully functional, the Company records revenues at the time the license is granted. If the license is deemed symbolic or is not yet functional, revenues are recorded over time when the customer begins deriving the benefits of the Company’s IP over the estimated term of the contract period of benefit. The granting of a license for IP is often coupled with services co-publishing, production and marketing services (see paragraph below). The license and services fees require the Company to allocate the transaction price to the deliverables based on cost inputs and comparable fees. Royalty revenue is generally recognized at a point in time when merchandise is sold, as it is considered a sales-based royalty in accordance with ASC 606. After the term of the agreement, the Company does not have remaining performance obligations related to licensing.
●	Production and marketing services: Services revenues are fixed and determinable and is earned by the Company based on a predetermined amount. The service is delivered to the customers throughout the production schedule in exchange for stated rate, and as such this revenue is earned by the Company over time on the percentage of completion against actual costs. After production is completed, the Company does not have the remaining performance obligations related to producing services.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Accounts Receivable and Allowance for Doubtful Accounts: Accounts receivable is stated at amounts due from customers, net of an allowance for doubtful accounts. The Company generally does not require collateral. As a general policy, the Company determines an allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and industry as a whole. Receivables are written off against the allowance for doubtful accounts in the year deemed uncollectible after all reasonable methods of collection have been exhausted. For the six months ended June 30, 2024, and 2023, the Company wrote off $217 thousand and $0, respectively, of receivables that were deemed uncollectable. As of June 30, 2024, and December 31, 2023, the Company held $240 thousand and $24 thousand, respectively, for allowance of doubtful accounts.

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Distributed Products Receivable: The Company’s Distributed Products Receivable represent amounts billed to customers on behalf of a developer/publisher of a video game, which was released in December of 2022. The Company is entitled to receive distribution fees which are recorded as revenues (see Note 19 for details). The Company, after deducting distribution fees, will remit the net balance due to the developer/publisher. The Company reports the receivable separately as a non-trade receivable. The Company has no right of offset as the Company’s receivables and its developer/publisher payable are not with the same party.

Financial Instruments and Concentrations of Business and Credit Risk: Financial instruments that potentially subject the Company to concentrations of business and credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

The Company’s accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentrations. The Company mitigates credit risks by investigating the creditworthiness of customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, and recording allowances for doubtful accounts when these receivables become uncollectible. As of June 30, 2024, the Company had 4 customers that accounted for more than 10% of the Company’s receivable balances. As of December 31, 2023, the Company did not have any customers that accounted for more than 10% of the Company’s receivable balances.

Inventories: Inventories consisting of inventory components and finished goods, are stated at the lower of cost or net realizable value, net of a reserve. Cost is determined using standard costs, which approximates weighted average cost. The Company evaluates the need for reserves on inventories associated with obsolete, slow-moving, and non-sellable inventories by reviewing estimated net realizable values on a periodic basis.

Property and Equipment: Property and equipment are stated at cost, net of accumulated depreciation. Depreciation on property, plant and equipment is recognized on a straight-line basis.

Property and equipment	Useful lives
Leasehold improvements	Lesser of lease life or asset life
Furniture, Equipment and vehicles	Three to fifteen years

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

The cost and related accumulated depreciation applicable to assets retired are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the consolidated statements of comprehensive income for that period.

Impairment of Long-Lived Assets: The Company accounts for the impairment and disposition of long-lived assets in accordance with FASB ASC Subtopic 360-10-35, Property, Plant, and Equipment – Overall – Subsequent Measurement (“ASC 360”). In accordance with ASC 360, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount the carrying value of the asset exceeds its fair value. No impairment losses were recognized for the six months ended June 30, 2024, and 2023.

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Software Development Costs: Software development costs include payments made to independent software developers under development agreements for various digital games. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product requires both technical design documentation and game design documentation, or the completed and tested product design and a working model. For products where proven technology exists, capitalization may occur early in the development cycle. Significant management judgments and estimates are applied in assessing when capitalization commences for software development costs and the evaluation is performed on a product-by-product basis. Prior to achieving technological feasibility, we expense the amounts as part of research and development costs. Capitalized costs for products that are canceled or are expected to be abandoned are charged to cost of revenue.

Capitalized software development costs are stated at amortized cost. Once a game is released, amortization of capitalized production costs is computed based on actual revenues achieved as a percentage of the expected lifetime revenue or expected life, whichever is greater. As the lifetime revenue amount is a projection that can change with updated expectations, amortization can fluctuate each month. Our software development costs are generally amortized in full within 36 months.

Film and TV Costs: Film and TV costs include direct costs incurred in the production of a film, including costs related to the creation of the story. The costs associated with the production of films and TV in which we own the rights are capitalized. Costs are generally amortized using the Ultimate process, which generally range over a period of five (5) to ten (10) years. Amortization begins once a project is completed and starts generating revenue and is amortized over the project’s expected useful life. Projects are evaluated at year end for impairment.

IP Development Costs: The Company capitalizes and amortizes the cost associated with its trademarks, patents, and copyrights. IP development costs are amortized beginning on the date the asset is available for its intended use, which would generally be the regulatory approval date. The costs are generally amortized over the term of the license not to exceed 10 years.

Equity-Method Investments: Investments that we do not consolidate but in which we have significant influence over the operating and financial policies of the investee are classified as equity method investments and are accounted for using the equity method of accounting. In applying the equity method of accounting, investments are initially recorded at cost and are subsequently adjusted based on our proportionate share of net income or loss of the investee, net of any distributions received from the investee.

Investments, at cost: In accordance with FASB ASC Subtopic 321-10-35-2, Investments – Others – Cost Method Investments, investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company records an impairment with the offset recorded in the consolidated statements of comprehensive income.

Derivative Instruments: The Company accounts for free-standing derivative instruments in accordance with ASC 815, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the consolidated balance sheet at fair value. Changes in fair value of the derivative instruments are recorded in the consolidated statements of comprehensive income.

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Fair-Value of Financial instruments: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

(in thousands)		June 30, 2024	December 31, 2023
5th Planet Games A/S (Note 9)	Level 2	$-	$7,798
Private Company (Note 10)	Level 3	$-	$15,915
SAFE Investment (Note 13)	Level 3	$3,000	$-
Crowd SAFE (Note 13)	Level 3	$633	$-

Deferred Issuance Costs: Deferred issuance costs paid in connection with obtaining long-term financing are capitalized and amortized using the straight-line method, which approximates the effective-interest method over the term of the related financing. The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Leases: In February 2016, the FASB issued ASU No. 2016-02 (“ASC 842”), Leases, and subsequent codification improvements. The standard requires recognition of rights and obligations arising from lease contracts, including existing and new arrangements, as assets and liabilities on the balance sheet. Under this guidance, lessees need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The Company adopted ASC 842 as of January 1, 2022, using the modified retrospective transition approach. Accordingly, previously reported financial statements, including footnote disclosures, have not been recast to reflect the application of the new standard to all comparative periods presented. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. The finance lease classification under ASC 842 includes leases previously classified as capital leases under ASC 840.

Advertising: Advertising costs are expensed as incurred and amounted to $288 thousand and $986 thousand for the six months ended June 30, 2024, and 2023, respectively. Advertising costs are included in sales and marketing expenses on the accompanying consolidated statements of comprehensive income.

Equity Incentive Plan: During 2019, the Company adopted an incentive interest plan, in which the Company may grant certain incentive interests to employees, consultants and board members. The incentive interests are subject to vesting over time or based on the Company’s financial performance. FASB ASC Topic 718, Compensation – Stock Compensation (“ASC 718”), requires that all equity-based payments to employees and board members be recognized in the consolidated statement of comprehensive income over their vesting period based on the fair value of those awards calculated using an option valuation model on the grant date. The Company issued 127,810 and 8,190 grants during the six months ended June 30, 2024, and 2023, respectively.

Certain officers of the Company, as authorized by the Company’s Board of Managers, administer the Plan, select the individuals to whom options will be granted, determine the number of options to be granted, and determine the term and exercise price of each option. Options granted pursuant to the terms of the Plan cannot be granted with an exercise price of less than 100% of the fair market value of the underlying equity unit on the date of grant. The contractual term of the options granted under the Plan cannot be greater than ten years from the date of issuance. Options granted to employees and consultants generally are granted in tranches that vest over a period of four to seven years, with each tranche having a cliff ranging from one to four years, and, in the case of each tranche, in quarterly increments thereafter.”

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As of the reporting date, the fair value of the Company’s common units (“Common Units”) was determined using market-based valuation techniques that were produced through a 409a valuation. Specifically, we considered the public market sales price as a relevant indicator of fair value. The fair value of the Common Units was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The equity underlying the Plan is the Company’s incentive plan units (“Incentive Plan Units”) which are substantially equivalent to Common Units, except Incentive Plan Units are non-voting and have waived information rights.

Foreign Currency Matters: The functional currency of the Company is the United States Dollar. The functional currency of Skybound Games Europe BV is the Euro and of Skybound Games UK Limited is the British Pound. The functional currency of Skybound Japan is the Japanese Yen. The functional currency of 5th Planet Games is the Danish Krone. The functional currency for Sagafilm is Icelandic Krona. The financial statements of the Company’s subsidiaries were translated to United States Dollars in accordance with ASC 830, Foreign Currency Translation Matters, using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Gains and losses arising on foreign currency denominated transactions are included in consolidated statements of comprehensive income.

Income Taxes: The Company’s operations consist of an LLC, which is taxed as a corporation, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code. Certain LLC subsidiaries have elected to be taxed as partnerships and any associated tax obligations for those entities flows to the members of those entities.

The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences reverse.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are recognized subject to management’s judgment that realization is more likely than not.

The Company follows the provisions of uncertain tax positions as addressed in “ASC 740”, Income Taxes which provides guidance for how uncertain income tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are “more-likely-than-not” to be sustained upon examination by the applicable tax authority. Management believes the Company does not have uncertain tax positions pursuant to ASC 740 and accordingly no accruals were made for the six months ended June 30, 2024, and 2023.

With few exceptions, the Company is subject to examination by federal tax authorities for returns filed for the prior three years and by state tax authorities for returns filed for the prior four years, and no examinations are currently pending.

Sales Taxes: Sales and similar taxes collected by the Company are netted with the corresponding sale to the customer. The Company collects said sales tax from customers and remits the entire amount to the state.

VAT Taxes: The Company tracks collected and paid VAT tax. The Company nets the collections with the payments and files returns quarterly.

Delivery Costs: All costs of delivery are included in Cost of Sales. Delivery costs were $1,177 thousand and $1,324 thousand for the six months ended June 30, 2024, and 2023, respectively.

Goodwill: The Company may recognize goodwill on the acquisition date on an investment in which a controlling interest is obtained. Goodwill is the excess of the consideration transferred, the fair value of any noncontrolling interest in the acquiree, the fair value of any previously held equity interest in the acquiree, less the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

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The Company assesses goodwill for impairment on each reporting period. In assessing impairment on our goodwill, the Company first analyzes qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a goodwill impairment test. The qualitative factors the Company assesses include long-term prospects of our performance, share price trends and market capitalization, and Company specific events. If the Company concludes it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, the Company does not need to perform an impairment test. If based on that assessment, the Company believes it is more likely than not that the fair value of the reporting unit is less than its carrying value, the Company will measure goodwill for impairment by applying fair value-based tests at the reporting unit level. The Company acquired goodwill in Q3 2023, which was a result of obtaining majority control of 5th Planet Games A/S and Sagafilm.

Business Combinations: The Company accounts for all transactions that represent business combinations using the acquisition method of accounting under Accounting Standards Codification Topic No. 805, Business Combinations (“ASC 805”). Per ASC 805, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity are recognized and measured at their fair values on the date an entity obtains control of the acquiree. Such fair values that are not finalized for reporting periods following the acquisition date are estimated and recorded as provisional amounts. Adjustments to these provisional amounts during the measurement period (defined as the date through which all information required to identify and measure the consideration transferred, the assets acquired, the liabilities assumed, and the noncontrolling interests obtained, limited to one year from the acquisition date) are recorded when identified. Goodwill is determined as the excess of the fair value of the consideration exchanged in the acquisition over the fair value of the net assets acquired.

Recently Issued Accounting Standards: December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 largely follows the proposed ASU issued earlier in 2023 with several important modifications and clarifications. ASU 2023-09 is effective for private entities for annual periods beginning after December 15, 2025. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The Company is evaluating the impact of this ASU on its consolidated financial statements.

The FASB issued ASU 2023-08 Intangibles - Goodwill and other - Crypto assets, which requires companies to measure these assets at fair value. ASU 2023-08 is effective for annual periods beginning after December 15, 2024.

3. Business Combination

5th Planet Games

In August 2021, the Company, through Skybound Game Studios, Inc., entered into a multi-tranche investment in 5th Planet Games A/S, a Danish interactive game company publicly listed on the Euronext stock exchange. The investment provides an opportunity for the Company and 5th Planet Games to bring other games to the market. The Company has entered into separate commercial deals outside of the investment agreement. In August 2021, the Company, through Skybound Game Studios, Inc., purchased 21,677,765 shares at $0.069 per share or $1,500 thousand. As of December 31, 2021, the Company’s ownership, through Skybound Game Studios, Inc., in 5th Planet Games was 16.9%.

In April 2022, the Company, through Skybound Game Studios, Inc., purchased 36,129,608 shares at $0.061 per share or $2,440 thousand. In August 2022, the Company, through Skybound Game Studios, Inc., completed three investment tranche payments for a total of 101,162,903 shares at $0.069 per share or $6,721.1 thousand, increasing the Company’s ownership, through Skybound Game Studios, Inc., to 48.7%. As of December 31, 2022, the Company had significant influence over 5th Planet Games, and as such the investment in 5th Planet Games was accounted for under the Equity Method. The final tranche payment was in September 2023 at which point the Company, through Skybound Game Studios, Inc., had 56.62% ownership in 5th Planet Games. Skybound Game Studios’ investment equates to a “controlling financial interest” and thus met the threshold to consolidate 5th Planet Games under ASC 810. At the date of acquisition of control, the Company recorded its investment at fair value. The total acquisition price amounted to $24,108 thousand for 56.62% of 5th Planet Games, which implied an estimated fair value of 5th Planet Games of $42,578 thousand. The useful life of intangible assets acquired range from 3 years to 10 years.

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Sagafilm

In September 2023, the Company, through Bumbio LLC, and 5th Planet Games A/S closed their majority acquisition of Sagafilm ehf. Sagafilm is the leading independent production company in Iceland for TV and feature films. The Company, through Bumbio LLC, owns 50.01% and 5th Planet Games owns 24.99% of Sagafilm totaling 75%. The Company, through Skybound Game Studios, Inc., owns approximately 56.6% of 5th Planet Games. The Company, through its wholly owned subsidiary and 5th Planet Games, has a total of 75% ownership of Sagafilm. The Company’s direct and indirect investment in Sagafilm equates to a “controlling financial interest” and thus met the threshold for consolidation under ASC 810. The useful life of intangible assets acquired is 10 years.

4. Inventories

Inventories consist of the following (in thousands):

	June 30, 2024	December 31, 2023
Finished goods	$3,376	$2,931
Work-in-progress	654	495
Total net inventories	$3,638	$3,426

5. Software development and capitalized production costs

The following table summarizes the components of software and IP development, and TV capitalized production cost balances (in thousands):

As of June 30, 2024	Average Life (in years)	Cost	Accumulated Amortization	Net Book Value

Software development costs completed	3-Jan	$8,490	$(6,804)	$1,686
Software development costs in process	n/a	5,710	-	5,710
TV production costs completed	up to 10	5,353	(4,999)	354
TV production costs in process	n/a	3,110	-	3,110
IP Development costs in process	n/a	2,455	(556)	1,899
Total capitalized development and production costs		$25,118	$(12,359)	$12,759

As of December 31, 2023	Average Life (in years)	Cost	Accumulated Amortization	Net Book Value
Software development costs completed	3-Jan	$7,899	$(6,465)	$1,434
Software development costs in process	n/a	4,082	-	4,082
TV production costs completed	up to 10	3,333	(2,787)	546
TV production costs in process	n/a	3,144	-	3,144
IP Development costs in process	n/a	1,375	(215)	1,160
Total capitalized development and production costs		$19,833	$(9467)	$10,366

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6. Property and equipment

Property and equipment, net consist of the following (in thousands):

	June 30, 2024	December 31, 2023
Leasehold improvements	$73	$73
Furniture and fixtures	283	283
Computers	1,254	948
Machinery and equipment	908	908
Studio equipment	365	345
Less: accumulated depreciation	(1,791)	(1,583)
Property and equipment, net	$1,092	$974

Depreciation expense related to property and equipment was $186 thousand and $115 thousand for the six months ended June 30, 2024, and 2023, respectively.

7. Goodwill

The following table reflects the changes in carrying amounts of goodwill (in thousands):

	June 30, 2024	December 31, 2023
Balance, beginning of period	$38,741	$-
Acquired	-	38,741
Balance, end of period	$38,741	$38,741

8. Intangible assets

Intangible assets, net consist of the following (in thousands):

	June 30, 2024	December 31, 2023
Cost:
Cryptocurrency	$314	$506
Trademarks and tradenames	710	710
Titles library	5,628	5,526
Co-publishing rights	340	340
Total intangible assets, cost	$6,992	$7,082

Accumulated amortization and adjustments:
Trademarks and tradenames	(59)	(24)
Titles library	(538)	(224)
Co-publishing rights	(94)	(38)
Total intangible assets, accumulated amortization and adjustments	$(691)	$(286)
Intangible assets, net	$6,301	$6,796

Amortization expense related to intangible assets was $407 thousand and $0 for the six months ended June 30, 2024, and 2023, respectively.

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Total amortization expense for intangible assets with finite lives as of June 30, 2024, will be as follows for the years ending (in thousands):

Rest of 2024	$505
2025	874
2026	801
2027	724
2028	714
Thereafter	2,684
Total	$6,302

9. Equity-method investments

Mega Cat Studios

In August 2022, the Company, through Bumbio LLC, entered into a multi-tranche investment and made the first tranche payment of $2,000 thousand for 1,666,667 shares, at $1.20 per share, in Mega Cat Studios Inc., a private video game development company. The investment in Mega Cat Studios provides the Company with additional game development resources. As of June 30, 2024, and 2023, the Company, through Bumbio LLC, had 30.4% ownership in Mega Cat Studios Inc. The investment in Mega Cat Studios provides the Company with significant influence over operating and financial policies.

The Company recognized losses of $6 thousand and $0 for the six months ended June 30, 2024, and 2023, respectively, resulting from the portion of net losses attributable to its ownership interest.

Scenario 42

In November 2023, the Company, through Bumbio LLC, acquired a 49% ownership interest in Scenario 42 SAS (formerly known as 2.4.7. Max SAS), a French production company.

5th Planet Games

In August 2021, the Company entered into a multi-tranche investment in 5th Planet Games A/S, a Danish interactive game company publicly listed on the Euronext stock exchange. The investment provided an opportunity for the Company and 5th Planet Games to bring other games to market. The forward purchase agreement was accounted for as a derivative. The Company calculated the derivative fair value at the end of December 2022 to be $7,798 thousand.

5th Planet Games was included as an equity-method investment at December 31, 2022, which has concluded upon the final tranche payment, leading to the Company acquiring control in September 2023.

10. Investments, at Cost

Enterprise Software Company Investment

On May 5, 2022, the Company, through howyaknow, LLC, entered into a simple agreement for future equity (SAFE) with a privately held enterprise software company. The Company, through howyaknow, LLC, invested $50 thousand. On May 26, 2022, the SAFE was converted into 54,389 shares of Series Pre-Seed-1 Preferred Stock. On July 5, 2022, the Company, through howyaknow, LLC, invested an additional $50 thousand for 38,850 shares of Series Pre-Seed Preferred Stock. On December 18, 2023, the investments were transferred from howyaknow, LLC to Bumbio LLC.

Telltale Investment

On November 15, 2022, the Company, through Skybound, LLC, entered into a simple agreement for future equity (SAFE) with Telltale Games, a privately held company that develops and publishes original and licensed IP games for interactive platforms. The Company, through Skybound, LLC, invested $2,000 thousand. On January 19, 2023, the SAFE was converted into 3,872,966 shares of Series A Preferred Stock.

Japanese Company Investment

In November 2022, the Company, through Skybound Japan K.K., invested $379 thousand to acquire 500 shares of common stock of a privately held Japanese distribution company for anime content.

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11. Accrued liabilities

Accrued liabilities consist of the following (in thousands):

	June 30, 2024	December 31, 2023
Royalties and commissions	$4,333	$4,433
Software development	-	702
Compensation and related benefits	1,033	1,398
TV/film development	478	630
Professional fees	94	156
Distributed product payable	256	959
Other accrued expenses	-	325
Tax inspection	-	230
Total accrued liabilities	$6,194	$8,833

12. Leases

As of June 30, 2024, the Company has three recorded operating leases: one corporate office and two production offices. Our existing leases have remaining lease terms ranging from three to five years.

Information related to our operating leases are as follows (in thousands):

	June 30, 2024	December 31, 2023
Operating lease costs: related party	$742	$1,577
Short term and other lease costs	7	39
Total lease costs	$749	$1,616

	June 30, 2024	December 31, 2023
Weighted-average remaining lease term in years	3.33	4.82
Weighted-average discount rate, %	8.8	8.8

The contractual future annual maturities of the Company’s operating lease liabilities as of June 30, 2024, including anticipated lease extensions, are as follows (in thousands):

Remainder of 2024	$(971)
2025	(1,972)
2026	(2,009)
2027	(1,183)
2028	(862)
Thereafter	(454)
Total undiscounted future lease payments	(7,451)
Less: imputed interest	1,270
Less: current portion of operating lease liabilities	1,734
Long-term operating lease liabilities	$(4,447)

23

Supplemental cash flow information for the six months ended June 30, 2024, and 2023, related to leases is as follows (in thousands):

For the six months ended June 30,	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(968)	$(765)
Non-cash additions to right-of-use assets and lease liabilities:

13. Debt

On September 25, 2020, the Company entered into a credit agreement with East West Bank for a revolving line of credit which permitted borrowings up to $8,000 thousand. The rate of interest fluctuated based on an applicable margin plus the Prime Rate or LIBOR, as applicable. The interest rate could in no event be less than 3.75% per annuum. No interest was charged on the unused balance. The agreement was secured by substantially all the Company’s negotiable collateral and intellectual property collateral, was subject to certain financial covenants, and was scheduled to expire on September 25, 2023. On August 3, 2023, the Company entered into an amended and restated credit agreement with East West Bank for a revolving line of credit which permits borrowings up to $10,000 thousand with an accordion feature that can extend the line of credit by another $10,000 thousand, which replaced the revolving line of credit described above. The rate of interest will fluctuate based on an applicable margin plus the Prime Rate. The interest rate shall in no event be less than 3.5% per annum. The interest rate as of June 30, 2024, and December 31, 2023, was 8.25% and 8.25%, respectively. No interest is charged on the unused balance. The agreement is secured by substantially all the Company’s negotiable collateral and intellectual property collateral, is subject to certain financial covenants, and expires on August 3, 2026. The outstanding balance on the line was $3,000 thousand and $0 as of June 30, 2024, and December 31, 2023, respectively.

Loan fees are being amortized using the straight-line method, which approximates the effective interest rate method over the term of the Loan. Amortization of loan fees is included in interest expense. Interest expense was $50 thousand and $73 thousand for the six months ended June 30, 2024, and 2023, respectively.

On June 12, 2023, the Company issued a Simple Agreement for Future Equity (SAFE) in the amount of $3,000 thousand, which SAFE will automatically convert into preferred units of the Company (“Preferred Units,” together with Common Units and Incentive Plan Units, “Units”) upon the occurrence of a bona fide equity financing in which the Company issues and sells Preferred Units. The SAFE carries a post-money valuation cap of $500 million, which is adjusted to 90% of its original value, amounting to $450 million. This valuation cap is then increased by the investment amount, resulting in a total post-money valuation cap of $453 million.

If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing, then the SAFE investor will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the SAFE.

On April 9, 2024, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the sale of Crowd SAFE (Simple Agreement for Future Equity) securities (the “CF Offering”) through OpenDeal Portal LLC dba Republic (the “Intermediary”), which Crowd SAFEs will convert, at the option of the Company, into Common Units upon the occurrence of a bona fide equity financing at a conversion price based on the pricing of the first bona fide equity financing to occur after the issuance of said Crowd SAFEs. The Company offered a minimum amount of $50 thousand and up to a maximum amount of $5,000 thousand. At the launch of the CF Offering, the minimum individual purchase amount was $5 thousand, and the maximum individual purchase amount was $5,000 thousand. On April 11, 2024, the Company filed a Form C/A to, among other things, reduce the minimum individual purchase amount to $100. The CF Offering closed on April 29, 2024. In connection with the CF Offering, the Company raised $687 thousand and issued $701 thousand of Crowd SAFE securities, including a 2% securities commission paid to the Intermediary. The Company also paid the Intermediary a one-time onboarding fee of $5 thousand and a cash commission of $41 thousand.

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If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing or the conversion of the Crowd SAFEs, then the Crowd SAFE investors will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the Crowd SAFE.

14. Backstop arrangement

On September 25, 2020, the Company entered into an unsecured agreement with one of its members to advance up to $5,000 thousand to East West Bank, the lender on the Company’s revolving line of credit (“Backstop Note”). The Backstop Note accrued interest at 7% per annum and, unless converted to equity, was to be due at the six-month anniversary of the line of credit or March 25, 2024. The advances would be in effect if the Company was unable to repay its line of credit with East West Bank as lender and the lender calls for borrowings under the Backstop Note. Any borrowings and any unpaid interest on the Backstop Note were able to be converted into an equivalent amount of the Company’s equity at 80% of the then-current Series A Preferred Unit price.

In addition to the convertible note and as part of the backstop arrangement, the Company issued 8,620 warrants to purchase Common Units in the Company for an exercise price of $0.28. The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. The fair value of the warrants was $97,331, as determined using a market approach valuation.

The deferred issuance cost will be amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

The backstop arrangement was terminated upon the amended and restated credit agreement with East West Bank.

15. Equity

Preferred Units activity during the reporting periods was as follows:

For the six months ended June 30,	2024	2023
At the beginning of the period	766,685	766,685
At the end of the period	766,685	766,685

Series A Units: During the year ended December 31, 2020, the Company issued Series A Preferred Units at a value of $57.97 per Unit. Certain Series A Preferred Units were also issued in 2019. Series A Preferred Units will receive preference in liquidation over Common Units up to $57.97 per Unit, and then pro-rata with all members of the Company, and their total return is capped at two times the liquidation preference. Holders of Series A Preferred Units are entitled to participate in non-liquidating distributions in proportion to each member pro-rata share. Series A Preferred Units can convert into Common Units on a one-to-one basis, subject to certain anti-dilution adjustments upon the consent of the holders of at least two-thirds of the outstanding Series A Preferred Units or mandatorily upon Initial Public Offering. Series A Preferred Units also have certain voting privileges such as approval of mergers, liquidation of the Company, creation of new securities, incurrence or guarantee of debt, changing the primary business of the Company, dividends or distributions, among others.

Series B Units: During the year ended December 31, 2022, the Company issued 44,340 Series B Preferred Units at a value of $58.06 per Unit. Certain Series B Preferred Units were also issued in 2021. Series B Preferred Units will receive preference in liquidation over Common Units up to $58.06 per Unit, and then pro-rata with all members of the Company, and their total return is capped at two times the liquidation preference. Series B Preferred Units have liquidation, dividend, conversion and voting rights similar to Series A Preferred Units except for conversion of Series B Preferred Units into Common Units is subject to approval by the holders of a majority of the outstanding Series B Preferred Units.

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Common Units and Incentive Plan Units activity during the reporting periods was as follows:

For the six months ended June 30,	2024	2023
At the beginning of the period	4,451,530	4,252,230
Regulation A	-	178,435
Seedrs Offering	2,170	-
Redemption	(225)	(18,795)
Exercise of stock options	360	-
At the end of the period	4,453,835	4,411,870

Common Units: Common Units were granted to the founding members of the Company. Common Units have also been issued, and the Company anticipates that it will in the future issue Common Units, in connection with certain strategic transactions and initiatives, including, but not limited to, the Offering, other capital raising activities and acquisition opportunities. Once the liquidation preference has been met, Common Units will receive distribution pro-rata with all members according to the number of Units held, subject to the total return cap applicable to the Series A Preferred Units and Series B Preferred Units.

Incentive Plan Units: Incentive Plan Units are comparable to Common Units in terms of value and rights. However, unlike Common Units, Incentive Plan Units do not carry voting privileges and do not grant the holder the right to obtain information about the Company and its subsidiaries or inspect their financial records. For the six months ended June 30, 2024, and 2023, the Company reported that Incentive Plan Units were exercised in the amounts of 360 and 0 units, respectively.

Warrants: In connection with the issuance of Preferred Units with one of its members, in December 2019, the Company issued 9,125 warrants to purchase Series A Preferred Units. The warrants have an exercise price per Unit of $109.55 and an aggregate purchase price of $1,000 thousand and have all vested. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $8 thousand, recorded in members’ equity upon issuance as the warrants will be settled with Series A Preferred Units. The Company recorded warrants vesting expenses of $0 for both six months ended June 30, 2024, and 2023, respectively.

Units split: On October 24, 2022, the requisite members of the Company approved a forward Unit split for which 7.18732 Units were exchanged for each Common Unit, Preferred Unit and Incentive Plan Units held. All Units and related amounts have been retroactively restated for all periods presented. On April 4, 2024, the requisite members of the Company approved a forward Unit split for which 5 Units were exchanged for each Common Unit, Preferred Unit and Incentive Plan Units held. All Units and related amounts have been retroactively restated for all periods presented.

Regulation A Offering: On December 5, 2022, the Company filed a Tier 2 Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the sale of Common Units. On June 10, 2023, the Company closed on the sale of 178,435 Common Units at $100 per Unit, for $17,843 thousand in connection with its Regulation A offering. The sale of Common Units was subject to the terms and conditions of the offering circular, including certain escrow requirements. The Company raised $0 and $16,947 thousand for the period ended June 30, 2024, and 2023, respectively. The Company paid $0 and $1,192 thousand in commissions, fees and expenses related to the sales and realized net proceeds of $0 and $15,756 thousand as of June 30, 2024, and 2023, respectively.

Seedrs Offering: On February 23, 2024, the Company closed on the sale of 2,170 Common Units, at a price of £77.22 per Unit, for £168 thousand in connection with a crowdfunding campaign conducted by Seedrs Limited. The Company raised £168 thousand and $0 for the period ended June 30, 2024, and 2023, respectively. The Company paid £22 thousand and $0 in commissions, fees and expenses related to the sales and realized net proceeds of £146 thousand and $0 as of June 30, 2024, and 2023, respectively.

Non-Controlling Interest Holders: In January 2024, 5th Planet Games recorded the exercise of 300 warrants. The exercise resulted in an increase in equity attributable to non-controlling interests.

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16. Equity-based compensation

The Company has reserved 496,500 Incentive Plan Units for issuance under the Skybound Holdings LLC 2019 Equity Incentive Plan (the “Plan”). Incentive Plan Units are substantially equivalent to Common Units, except Incentive Plan Units are non-voting Units and do not have rights to receive information pertaining to the Company and its subsidiaries and access to their respective books and records.

The Plan permits the granting of stock options and units of restricted stock to its employees, directors and consultants, for up to 496,500 Incentive Plan Units. The purpose of the Plan is to incentivize employees, directors and consultants who render services to the Company by providing opportunities to acquire Incentive Plan Units in the Company. The Plan authorizes the use of both Incentive Stock Options and Non-Qualified Stock Options. The incentive interests are subject to vesting over time or based on the Company’s financial performance. FASB ASC Topic 718, Compensation – Stock Compensation (“ASC 718”), requires that all share-based payments to employees and board members be recognized in the consolidated statement of comprehensive income over their vesting period based on the Company’s effective 409a valuation on the grant date. As of June 30, 2024, 104,443 Incentive Plan Units were available for grant under the Plan.

The following is a roll forward of the options:

	Number of options	Options strike price	Weighted-Average Remaining Contractual Term (years)

Outstanding at January 01, 2024	265,185	$29.03	8.7
Granted	127,810	70.00
Exercised	(1,080)	29.03
Cancelled / forfeited	(32,088)	33.85
Outstanding at June 30, 2024	359,827	$48.05	8.7
Exercisable at June 30, 2024	65,141	$29.42	8.7

Expected Volatility

The Company estimates expected volatility based on historical volatility data of comparable companies.

Expected Term

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average between the contractual and vesting terms of the awards.

Risk-Free Rate

The risk-free rate assumed in valuing the options is based on the United States Treasury yield curve in effect at the time of grant for the expected term of the option.

Dividend Yield

The Company currently has no history or expectation of paying cash dividends on its units.

Forfeiture Rate

The Company recognizes forfeitures as they occur.

Changes in these assumptions can materially affect the fair value of the options.

Using the Black-Scholes option pricing model, management has determined that the options have an average value of $45.07 per option resulting in total compensation cost of $7,616 thousand. Compensation cost will be recognized over the eight-year service period that began January 1, 2022.

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The following is a summary of a range of assumptions for options granted during the six months ended June 30:

Assumptions for Equity-Based Compensation	2024	2023
Risk-free interest rate	4.52%-4.52%	1.38%-3.93%
Expected life (in years)	5.9-8.00	6.1-6.5
Dividend yield	-	-
Expected volatility	59%-64%	88%-95%

The Company recorded the total stock-based compensation expense as follows (in thousands):

For the six months ended June 30,	2024	2023
Research and development	282	152
Sales and marketing	90	326
General and administrative	264	817
Total	636	1,295

17. Related party transactions

The Company is a guarantor on a mortgage loan for B&C. The loan balance as of June 30, 2024, and December 31, 2023, amounted to $18,280 thousand and $18,567 thousand, respectively. The note is secured by a building owned by B&C and leased to the Company. The Company may be required to perform under the note should B&C default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and B&C are following any covenants and restrictions related to the loan in B&C.

The Company leases a building under an operating lease agreement from B&C. The Company currently makes monthly payments until December 31, 2026. The monthly lease payments for the six months ended June 30, 2024, and 2023 were $94 thousand and $93 thousand, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. There were no rent or operating expenses due to B&C as of June 30, 2024, and 2023.

The Company incurs expenses to make building improvements which are reimbursed by B&C. As of June 30, 2024, and December 31, 2023, B&C owes the Company $486 thousand and $486 thousand, respectively for building improvements recorded in Due from Related Parties on the consolidated balance sheets.

In April 2022, the Company became a guarantor on a mortgage loan for Spicy. The loan balance as of June 30, 2024, and December 31, 2023, amounted to $8,720 thousand and $8,811 thousand, respectively. The note is secured by a building owned by Spicy and leased to the Company. The Company may be required to perform under the note should Spicy default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and Spicy are following any covenants and restrictions related to the loan in Spicy.

The Company leases a building under an operating lease agreement from Spicy. The Company currently makes and will make monthly payments until December 31, 2029. The monthly lease payments for the six months ended June 30, 2024, and 2023 were $49 thousand and $47 thousand, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent and operating expenses due to Spicy totaled $91 thousand and $91 thousand as of June 30, 2024, and December 31, 2023, respectively.

The Company incurs expenses to make building improvements which are reimbursed by Spicy. Spicy owed the Company $0 and $0 for building improvements as of June 30, 2024, and December 31, 2023, respectively.

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The Company has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $1,909 thousand and $3,626 thousand was incurred for the six months ended June 30, 2024, and 2023, respectively. Accrued royalties and commissions to the related party were $1,420 thousand and $2,455 thousand as of June 30, 2024, and December 31, 2023, respectively.

The Company paid combined management service fees to both Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert) of $473 thousand and $120 thousand for the six months ended June 30, 2024, and 2023, respectively.

The Company entered into a loan agreement with its employee, Ian Howe, in July 2021, in the principal amount of $300 thousand, which is payable by Mr. Howe on demand by the Company. The Company calculates interest rate at 2.05% per annum. The loan is due and payable on demand of the Company. The Company earned interest income in the amount of $3 thousand for both six-month periods ended June 30, 2024, and 2023.

In November 2022, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $500 thousand and secured by a pledge of 5,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. The Company calculates interest rate at 3.92% per annum. The maturity date of the loans is November 2032. The Company earned interest income in the amount of $31 thousand and $30 thousand for the six months ended June 30, 2024, and 2023, respectively.

In August 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961 thousand and secured by a pledge of 20,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. In August 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $654 thousand and secured by a pledge of 5,500 Common Units held by Mr. Murray. The Company calculates interest rate at 4.03% per annum. The maturity date of the loans is August 2033. The Company earned interest income in the amount of $94 thousand for the six months ended June 30, 2024.

In December 2023, the Company, through Bumbio LLC, entered into a loan and security agreement with Scenario 42 SAS, a French production company in which the Company, through Bumbio LLC, owns a 49% interest, with the loan in the principal amount of €150 thousand. The Company calculates interest at 5.3% per annum. The loans can be paid off any time prior to their relative due dates.

In connection with equity financing transactions by the Company from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Company pursuant to which the Company redeems an aggregate amount of Common Units equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of Skybound, LLC), and potentially other employees of the Company or its subsidiaries serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion. The Company received revenues of $30 thousand and $30 thousand for the six months ended June 30, 2024, and 2023, respectively. The Company also incurred royalty expenses in the amount of $39 thousand and $46 thousand for the six months ended June 30, 2024, and 2023, respectively.

The Company received revenues of $655 thousand and $369 thousand from Com2uS Corp., for the six months ended June 30, 2024, and 2023, respectively. Com2uS Corp. holds equity membership interests in the Company and has the right to appoint one (1) Manager to the Company’s Board of Managers.

The Company has an agreement with Image Comics to purchase and distribute comic books. The Company recorded revenues net of cost of $873 thousand and $308 thousand for the six months ended June 30, 2024, and 2023, respectively.

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18. Commitments and contingencies

Operating Leases: The Company is obligated under non-cancellable operating leases for certain facilities and equipment which expire on various dates through March 2029. Total rent expense to related parties was $857 thousand for the six months ended June 30, 2024 (see Note 17). Rent expense is included in operating expenses on the accompanying consolidated statements of income and comprehensive income.

A summary of future annual minimum lease payments on all operating leases as of June 30, 2024, in aggregate of $7,451 thousand, can be seen on Note 12.

Litigation: The Company is subject to certain legal proceedings and claims that arise in the normal course of business. The Company does not believe the amount of potential liability as a result of these types of proceedings and claims will have a materially adverse effect on the Company’s consolidated financial position, results of operations, and cash flows.

From time to time, the Company encounters content and items for sale that may infringe its copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The Company addresses such possible infringement in the ordinary course of business consistent with the advice of the Company’s counsel.

The City of Los Angeles has issued an assessment notice to Skybound Interactive, LLC (an indirect wholly-owned subsidiary of the Company) following an audit of Skybound Interactive, LLC’s business tax payments for the tax years 2018 – 2023. The notice states that Skybound Interactive, LLC has outstanding tax liability to the City of Los Angeles in the amount of $132 thousand. Skybound Interactive, LLC has paid the principal amount of the tax liability but has submitted a statement of disagreement to the City of Los Angeles to dispute the accrued interest and penalties.

In April 2024, the Company was made aware of an unconfirmed report concerning a cloud storage server connected to a North Korean IP address. The server supposedly contains an Invincible animation sketch. In response to the report, the Company published the following statement on April 21, 2024:

“We do not work with North Korean companies, or any affiliated entities, and have no knowledge of any North Korean companies working on our animation. Our policies strictly prohibit any subcontracting to any third-party without our express prior written consent, which, in this case, was neither sought nor granted. We also mandate that all our service providers fully comply with all applicable rules and regulations and prohibit disclosures of materials by our service providers to third parties.

Skybound Entertainment takes these allegations seriously and has initiated a thorough internal review to verify and rectify any potential issues. We have also notified the proper authorities and are cooperating with all appropriate bodies.”

In an abundance of caution, the Company notified the U.S. Department of the Treasury, Office of Foreign Assets Control, regarding the matter, via a voluntary self-disclosure dated April 21, 2024, and supplemental voluntary self-disclosure dated May 17, 2024. The Company continues to implement its Sanctions Compliance Program (SCP) to further address sanctions compliance obligations at the organizational level.

On September 17, 2024, the Company filed a lawsuit in Los Angeles Superior Court for, among other causes of action, breach of contract against, among others, a video game publisher to whom the Company had granted an exclusive license to exploit the Company’s Invincible IP to create a blockchain- and NFT-based mobile video game. The Company is seeking damages in excess of $1,500 thousand plus interest.

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19. Revenue

The Company generates revenue primarily through the sale of physical and digital product, licensing and royalties, and certain services, including production and marketing services. In accordance with ASC 606, the following table represents a disaggregation of the Company’s revenues (in thousands):

For the six months ended June 30,	2024	2023
Physical product sales	$6,811	$12,501
Digital product sales	4,241	3,175
Licensing and royalty	9,153	13,654
Services	12,885	16,034
Other	1,979	1,875
Total revenue	$35,069	$47,239

The percentage of our consolidated net revenues that are recognized from revenue sources that are recognized at a “point-in-time” and from sources that are recognized “over-time and other” were as follows:

For the six months ended June 30,	2024	2023
Point in time (1)	37.2	37.2
Over time and other (2)	62.8	62.8

(1) Revenue recognized at a “point-in-time” is primarily comprised of the portion of revenue from software and physical products sales that are recognized when the customer takes control of the product (i.e., upon delivery of the product), as well as royalties from revenues generated from sales of products and use of IP.

(2) Revenue recognized “over-time and other revenue” is primarily comprised of licensing and services which are contract balances. The Company accepts advance payments, primarily from newer customers ranging from 25% to 50% of the transaction price. Upon receipt of an advance payment, the Company recognizes deferred revenue, which is included on the accompanying consolidated balance sheets.

The following table breaks out the Company’s revenue by geographical region (in thousands):

For the six months ended June 30,	2024	2023
North America	$29,161	$33,384
Asia	2,900	7,956
Europe	2,697	5,229
Rest of World	311	670
Total revenue	$35,069	$47,239

During the six months ended June 30, 2024, and 2023, the Company recognized $7,284 thousand and $7,097 thousand revenue that was recognized in deferred revenue as of the beginning of respective period.

Future annual revenues from deferred revenues are as follows (in thousands), as of June 30, 2024:

Remainder of 2024	$8,648
2025	2,449
2026	2,075
2027	441
2028	-
Total	$13,613

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The Company engages in Kickstarter campaigns that generate revenue on unfulfilled campaigns. The Company classifies these revenues as deferred and recognizes the revenue at the point the campaign reaches fulfillment. The average length of a Kickstarter campaign is fifteen months.

In 2020, the Company entered into an agreement with Krafton Inc (South Korean video game publisher behind notable games such as PUBG: battlegrounds) to offer two years of marketing services for an upcoming game, followed by a period of distribution for that game. The game launched in December 2022. Per the agreement, the Company acts as an agent. On behalf of Krafton Inc., the Company purchases inventory, facilitates sales through the Company customers, invoices for the revenue, and collects payment of those invoices. The Company receives a fee of $1 per unit of physical sales and $0.60 per unit of digital sales. The Company recognized revenue upon sale of the product, which is initiated once the invoice is raised. The Company kept the receivables in an account separate from trade receivables to reflect the funds collected on behalf of Krafton Inc. In addition, the Company also records the initial liability to Krafton Inc.

20. Earnings per share

The Company follows Financial Accounting Standards Board (“FASB”) ASC 260 Earnings per Share to account for earnings per unit. Basic earnings per unit (“EPS”) calculations are determined by dividing net income (loss) by the weighted average number of units of common interests outstanding during the year. Diluted earnings per unit calculations are determined by dividing net income by the weighted average number of common units and dilutive common unit equivalents outstanding. Dilutive common unit equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average unit price for each period. Common unit equivalents are excluded from loss per share as their effects are anti-dilutive.

The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and reconciliation of net income to net income available to common members for the six months ended June 30, 2024, and 2023, respectively.

For the six months ended June 30,	2024	2023
Weighted average common units outstanding used in calculating basic EPS	4,434,336	4,352,459
Effect of Series A and B preferred interests	-	764,385
Effect of Common Interest Appreciation Rights	-	15,637
Other	-	49,957
Weighted average common units outstanding used in calculating diluted EPS	4,434,336	5,182,438

21. Supplemental cash flows information

(in thousands)

For the six months ended June 30,	2024	2023
Supplemental disclosures of cash flows information:
Cash paid for interest	39	2
Cash paid for income taxes	882	210
Non-cash investing and financing activities:
Common interest appreciation rights issued to acquire NCI	556	556
Derivatives received in exchange of license	-	543
C2X Investment	94	750

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22. Employee benefit plan

The Company maintains a 401(k)-retirement plan (the “401(k) Plan”) that covers eligible employees of the Company. Under the terms of the 401(k) Plan, employees may make voluntary contributions, subject to certain limitations, and the Company may make discretionary contributions to the Plan. The Company contributed $316 thousand and $215 thousand for the six months ended June 30, 2024, and 2023, respectively which is included in operating expenses on the accompanying consolidated statements of income and comprehensive income. The contributions represent 100% match of the employee’s 401(k) contributions after three months of employment, based on contributions up to 4%.

23. Subsequent events

The Company evaluated subsequent events that occurred from July 1, 2024 through the date that the unaudited consolidated financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the unaudited consolidated financial statements, except as noted below.

On July 9, 2024, the Company redeemed 286 Common Units from each of David Alpert (through the Peanut & Pookie Family Trust), Jon Goldman (through the Goldman/Gross Family Trust), and Robert Kirkman (through the Kirkman Family 2014 Trust), at a price of $100 per Common Unit, for an aggregate of 858 Common Units redeemed and a total redemption price of $85.8 thousand.

On September 9, 2024, the Company made an additional draw on its line of credit with East West Bank bringing the total drawn amount to $4,500 thousand.

ITEM 4. Exhibits

Index to Exhibits/Description of Exhibits

Exhibit Number	Description

1.1	Engagement Agreement with OpenDeal Broker LLC*
2.1	Certificate of Amendment*
2.2	Sixth Amended and Restated Limited Liability Operating Agreement*
2.3	First Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.4	Second Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.5	Third Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.6	Fourth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement*
2.7	Fifth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement***
2.8	Sixth Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement***
2.9	Seventh Amendment to the Sixth Amended and Restated Limited Liability Operating Agreement****
4.1	Subscription Agreement*
6.2	Investment Agreement between 5th Planet Games A/S and Skybound Game Studios, Inc.*
6.3	Master Agreement between East West Bank and Skybound Game Studios*
6.4	Amended and Restated Master License Agreement between Skybound, LLC and Robert Kirkman, LLC**
6.5	Amended Schedule A to the Amended and Restated Master License Agreement between Skybound, LLC and Robert Kirkman, LLC**
6.6	Loan Agreement dated November 15, 2022 between Mr. Mango LLC and David Alpert*****
6.7	Loan Agreement dated November 15, 2022 between Mr. Mango LLC and Jon Goldman*****
6.8	Loan Agreement dated November 15, 2022 between Mr. Mango LLC and Robert Kirkman*****
6.9	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and David Alpert*****
6.10	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and Jon Goldman*****
6.11	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and Robert Kirkman*****
6.12	Loan Agreement dated August 31, 2023 between Skybound Holdings LLC and Daniel Murray*****
6.13	Skybound Holdings LLC - Form of Redemption Agreement*****

*Previously filed as an exhibit to the Skybound Holdings LLC Regulation A Offering Statement on Form 1-A (Commission File No. 024-11950) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1867925/000149315222034529/0001493152-22-034529-index.htm.

** Previously filed as an exhibit to the Skybound Holdings LLC Annual Report Pursuant to Regulation A on Form 1-K dated April 12, 2023 (Commission File No. 24R-00809) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1867925/000149315223011894/0001493152-23-011894-index.html.

***Previously filed as an exhibit to the Skybound Holdings LLC Form 1-U dated April 10, 2024 (Commission File No. 24R-00809) and incorporated herein by reference, Available at https://www.sec.gov/Archives/edgar/data/1867925/000149315224014247/0001493152-24-014247-index.htm).

****Previously filed as an exhibit to the Skybound Holdings LLC Form 1-U dated June 4, 2024 (Commission File No. 24R-00809) and incorporated herein by reference, Available at https://www.sec.gov/Archives/edgar/data/1867925/000149315224023186/0001493152-24-023186-index.htm).

*****Previously filed as an exhibit to the Skybound Holdings LLC Annual Report Pursuant to Regulation A on Form 1-K dated April 30, 2024 (Commission File No. 24R-00809) and incorporated herein by reference. Available at https://www.sec.gov/Archives/edgar/data/1867925/000149315224017090/0001493152-24-017090-index.htm.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on September 30, 2024.

SKYBOUND HOLDINGS LLC

By:	/s/ David Alpert
Name:	David Alpert
Title:	CEO (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this Form 1-SA has been signed on September 30, 2024, by the following persons on behalf of the issuer and in the capacities indicated.

/s/ David Alpert
Name:	David Alpert
Title:	CEO, Secretary, and Manager

/s/ Jon Goldman
Name:	Jon Goldman
Title:	Chairman and Manager

/s/ Robert Kirkman
Name:	Robert Kirkman
Title:	Chairman, Chief Creative Officer, and Manager

/s/ Carmen Carpenter
Name:	Carmen Carpenter
Title:	Manager

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